1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
ROBERT SPIRO robert.spiro@dechert.com +1 212 649 8707 Direct

March 31, 2023

VIA EDGAR CORRESPONDENCE

Bernard Nolan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Lazard Retirement Series, Inc. (the “Registrant”) SEC File Nos. 333-22309 and 811-08071 Post-Effective Amendment No. 90 to the Registration Statement on Form N-1A

Dear Mr. Nolan:

This letter responds to the comment provided to me in a telephonic discussion on March 21, 2023 with respect to your review of Post-Effective Amendment No. 90 to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on February 8, 2023. Post-Effective Amendment No. 90 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of the Lazard Retirement US Convertibles Portfolio (the “New Portfolio”), a new series of the Registrant. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

1.	Comment: Please provide the Staff with the completed fee table and expense examples at least one week before the effective date of the Amendment.

Response: The completed fee table and expense examples, substantially as anticipated to be filed in the Amendment, were emailed to the Staff on March 31, 2023.

2.	Comment: We note the investment objective is limited to long-term capital appreciation. Given the nature of convertible securities, it appears that you may seek a combination of capital appreciation and current income. Please revise or advise.

Response: The Investment Manager believes that investors may expect consistently high levels of current income from a portfolio that states in its investment objective that such portfolio seeks “current income.” For this reason, on February 24, 2023, The Lazard Funds, Inc. filed a supplement to the prospectus for the Lazard US Convertibles Portfolio (the “LFI Portfolio”) to remove a reference to current income from its investment objective. The LFI Portfolio and the New Portfolio pursue identical investment strategies and have identical investment risks and disclosure. The New Portfolio is identical to the LFI Portfolio in all respects, except that the New Portfolio is offered only through variable annuity contracts and variable life insurance policies and offered by the separate accounts of certain insurance companies. The investment objective for the New Portfolio is consistent with the new objective of the LFI Portfolio.

* * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at
(212) 649-8707 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Robert Spiro

Robert Spiro